July 29, 2022

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 145, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed July 20, 2022 File No. 024-11899

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 145, LLC (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on June 1, 2022, as amended by Amendment No. 1 filed on July 20, 2022 (“Amendment No. 1” and, as amended by Amendment No. 2, the “Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from the Amendment No. 1 filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated July 26, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed July 20, 2022

Summary of Administrator Compensation

Example of compensation calculation, page 53

1.

Comment: Please revise the hypothetical Administrator compensation table to include an additional column which discloses the aggregate ownership percentage the Class A preferred shares represent on a yearly basis over the disclosed 10 year period.

Response: In response to the Staff’s comment, the Company has added disclosure to the hypothetical Administrator compensation table on page 53 of Amendment No. 2 to include the requested information.

General

2.

Comment: We note that you revised Section 3.3 of your Agreement to specify that upon mutual agreement of the Class B Members and the Company, the Class B Ordinary Shares may be redeemed by the Company for a nominal amount. Please include such disclosure in your offering statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 2 to include the requested information.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS 145, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Donald Field/U.S. Securities and Exchange Commission